SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  FORM 12b-25

                                                 Commission File Number  0-19803

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR For Period Ended: June 30, 1996

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to all Items within the Form 10-Q.


                        PART I. REGISTRANT INFORMATION

Full name of registrant: ALLEGIANT PHYSICIAN SERVICES, INC.

Former name if applicable: N/A

Address of principal executive office: 500 Northridge Road, Suite 500
City, State and Zip Code:              Atlanta, Georgia   30350


                      PART II.    RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]  (a) The reasons described in reasonable detail in Part III of this form
         could not be eliminated without   unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III.  NARRATIVE

     Due to the timing of certain transactions and events, the Company is not able to timely file its Form 10-Q for the period ending June 30, 1996 without unreasonable effort or expense. The Company currently sold its contract anesthesia business on June 1, 1996, which represents approximately 95% of the Company's business. The transaction is subject to the Company obtaining shareholder approval, which is scheduled to take place in September 1996. The Company is diligently completing its financial statement and related footnotes for proper presentation and disclosure.


                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Timothy L. Powers         (770)                   643-5633
    (Name)             (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     The Company expects to record a loss of approximately $2.5 to $3.5 million for the three months ending June 30, 1996, compared to income of $537,000 for the three months ending June 30, 1995. The Company is diligently working to compile the financial data for proper presentation and disclosure. Due to the transaction describe above the Company has not completed its quarterly financial statements for the quarter ending June 30, 1996, reported on Form 10-Q.


                                    ALLEGIANT PHYSICIAN SERVICES, INC.
                                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1996   By: /s/ Timothy L. Powers
                            ------------------------
                            Timothy L. Powers
                            Executive Vice President and Chief Financial Officer